SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT

                        (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)
                               (Amendment No. __)


                               Bowline Corporation
                               -------------------
                                (Name of Issuer)


                         Arrowhead Holdings Corporation
                               Bowline Corporation
                               James Benenson, Jr.
                               -------------------
                      (Name of Person(s) Filing Statement)


                                  Common Stock
                            $.02 par value per share
                            ------------------------
                         (Title of Class of Securities)


                                   102596-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)

                            Jason M. Shargel, Esquire
                          Gerald F. Stahlecker, Esquire
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of Person(s) Filing Statement)


This statement is filed in connection with the filing of solicitation materials subject to Regulation 14A and Rule 13e-3 under the Securities Exchange Act of 1934.

Check the following box if the soliciting materials referred to above are preliminary copies: /X/

                          [CONTINUED ON FOLLOWING PAGE]

                   The Exhibit Index appears on page 13 hereof

                            Calculation of Filing Fee


========================================================================================================================
                    Transaction Value*                                         Amount of Filing Fee
                    ------------------                                         --------------------
------------------------------------------------------------------------------------------------------------------------
                       $1,512,710.76                                                  $302.54
========================================================================================================================


* The transaction value was arrived at by multiplying the $1.32 to be paid (either in cash or, in the case of the Affiliate Exchange Stock (as defined herein), in shares of common stock of Arrowhead Holdings Corporation) in exchange for shares of Bowline common stock by the 1,145,993 shares of Bowline common stock which Arrowhead Holdings Corporation does not already directly own.

/X/ Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)      Amounts Previously Paid:  $302.54

         (2)      Form, Schedule or Registration Statement No.:  Schedule 14A

         (3)      Filing Party:  Bowline Corporation

         (4)      Date Filed:  February 23, 1996

                              Cross-Reference Sheet


Item and Caption in Schedule 13e-3                                     Caption or Location in Proxy Statement
----------------------------------                                     --------------------------------------

Item 1:  Issuer and Class of Security Subject                          (a)      "Introduction: General"
to the Transaction
                                                                       (b)      "Proxy Statement: Special Meeting
                                                                                of Shareholders"; "Summary: The
                                                                                Special Meeting"


                                                                       (c)      "Market Prices of the Common
                                                                                Shares and Related Shareholder
                                                                                Matters"

                                                                       (d)      "Market Prices of the Common
                                                                                Shares and Related Shareholder
                                                                                Matters"

                                                                       (e)      Not applicable

                                                                       (f)      Not applicable


Item 2:  Identity and Background                                       (a)-(d);(g)"Certain Information Regarding
                                                                                the Directors and Executive
                                                                                Officers of the Company";
                                                                                Information provided herein

                                                                       (e)-(f)  Information provided herein

Item 3:  Past Contract, Transactions or Negotiations                   (a)(1)   "The Merger - Special Factors -
                                                                                Interests of Certain Persons in the
                                                                                Merger: Other"

                                                                       (a)(2)   "The Merger - Special Factors -
                                                                                Background of the Merger; Purpose
                                                                                of the Merger"

                                                                       (b)      "The Merger - Special Factors -
                                                                                Background of the Merger; Purpose
                                                                                of the Merger"

Item 4:  Terms of the Transaction                                      (a)      "The Merger" - "General" through
                                                                                and including "Accounting
                                                                                Treatment of the Merger"

                                                                       (b)      "The Merger - Special Factors -
                                                                                Interests of Certain Persons in the
                                                                                Merger:  Treatment of Affiliate
                                                                                Stock"


Item and Caption in Schedule 13e-3                                     Caption or Location in Proxy Statement
----------------------------------                                     --------------------------------------

Item 5:  Plans or Proposals of the Issuer or Affiliate                 (a)-(g)  "The Merger - Special Factors -
                                                                                Plans for the Company After the
                                                                                Merger"

Item 6:  Source and Amounts of Funds or Other Considerations           (a)      "Financing of the Merger"

                                                                       (b)      "Financing of the Merger"

                                                                       (c)-(d)  Not applicable

Item 7:  Purpose(s), Alternatives, Reasons and Effects                 (a)      "The Merger - Special Factors -
                                                                                Background of the Merger; Purpose
                                                                                of the Merger"

                                                                       (b)      "The Merger - Special Factors -
                                                                                Fairness of the Merger;
                                                                                Recommendation of the Board of
                                                                                Directors"

                                                                       (c)      "The Merger - Special Factors -
                                                                                Background of the Merger; Purpose
                                                                                of the Merger"

                                                                       (d)      "The Merger - Special Factors -
                                                                                Interests of Certain Persons in the
                                                                                Merger"; "Certain Federal Income
                                                                                Tax Consequences"

Item 8:  Fairness of the Exchange                                      (a)-(f)  "The Merger - Special Factors -
                                                                                Fairness of the Merger;
                                                                                Recommendation of the Board of
                                                                                Directors"; "The Affiliates' Belief
                                                                                as to Fairness"

Item 9:  Reports, Opinions, Appraisals and Certain Negotiations        (a)-(c)  "The Merger - Special Factors -
                                                                                Fairness Opinion"


Item 10:  Interest In Securities of the Issuer                         (a)      "The Merger - Special Factors -
                                                                                Interests of Certain Persons in the
                                                                                Merger"

                                                                       (b)      Not applicable

Item 11:  Contracts, Arrangements or Understandings                    See Agreement and Plan of Merger (the
with Respect to the Issuer's Securities                                "Plan"); "The Merger - Special
                                                                       Factors - Interests of Certain Persons in the
                                                                       Merger:  Treatment of Affiliate Stock"



Item and Caption in Schedule 13e-3                                     Caption or Location in Proxy Statement
----------------------------------                                     --------------------------------------

Item 12:  Present Intention and Recommendation of                      (a)      Information provided herein
Certain Persons with Regard to the Transaction
                                                                       (b)      "The Merger - Special Factors -
                                                                                Fairness of the Merger;
                                                                                Recommendation of the Board of
                                                                                Directors"; "The Affiliates' Belief
                                                                                as to Fairness"

Item 13:  Other Provisions of the Transactions                         (a)      "Rights of Dissenting Shareholders"

                                                                       (b)      Not applicable

                                                                       (c)      Not applicable

Item 14:  Financial Information                                        (a)(1)-  Financial Statements
                                                                       (2)      (attached to the Proxy Statement as
                                                                                Annex D)

                                                                       (a)(3)-  "Selected Financial Information and
                                                                       (4)       Certain Per Share Data of the
                                                                                Company"

                                                                       (b)      Not applicable

Item 15:  Persons and Assets Employed, Retained or Utilized            (a)-(b)  "The Merger - Special Factors -
                                                                                Background of the Merger; Purpose
                                                                                of the Merger"; "Certain
                                                                                Information Regarding the
                                                                                Directors and Executive Officers of
                                                                                the Company"

Item 16:  Additional Information                                       Not applicable

Item 17:  Material to be Filed as Exhibits                             Information provided herein


         This Transaction Statement (the "Statement") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relates to the Agreement and Plan of Merger (the "Plan") by and between Bowline Corporation ("Bowline" or the "Issuer"), a New York corporation, and Arrowhead Holdings Corporation ("Arrowhead"), a Delaware corporation, pursuant to which the Issuer will be merged with and into Arrowhead (the "Merger") and all shares of the Issuer's common stock, $.02 par value per share (the "Common Shares"), that are issued and outstanding at the effective time of the Merger, other than the 141,419 Common Shares owned of record by Arrowhead which will be cancelled in the Merger and other than the Affiliate Exchange Stock (as hereinafter defined), will be converted into the right to receive $1.32 per share, in cash, without interest. Each of the 732,169 issued and outstanding Common Shares beneficially owned by Arrowhead and its affiliates is hereinafter referred to as the "Affiliate Stock". At the effective time of the Merger, 590,750 shares of Affiliate Stock (the "Affiliate Exchange Stock") will be exchanged for shares of Arrowhead common stock having an aggregate dollar value equal to the product of
(x) the number of shares of Affiliate Exchange Stock, and (y) $1.32. The terms and conditions of such transaction are set forth in the Issuer's proxy statement which is to be delivered in final form to shareholders of the Issuer in connection with a special meeting thereof (the "Special Meeting") at which the Plan will be voted upon. A copy of the Issuer's proxy statement (the "Proxy Statement") is filed herewith as Exhibit 17(d). A copy of the Plan is attached thereto as Annex A.

Item 1.  Issuer and Class of Security Subject to the Transaction.
         (a) The name of the Issuer is Bowline Corporation. The Issuer is a New York corporation, and the address of its principal executive office is 11 Bala Avenue, Bala Cynwyd, Pennsylvania 19004.
         (b) As of the date hereof, the Issuer has 1,287,412 Common Shares issued and outstanding. Arrowhead and its affiliates own 732,169 Common Shares, or approximately 56.9% of the total issued and outstanding Common Shares. There are approximately 4,219 holders of record of the Common Shares.
         (c) The information set forth in the Proxy Statement under "MARKET PRICES OF THE COMMON SHARES AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.
         (d) The information set forth in the Proxy Statement under "MARKET PRICES OF THE COMMON SHARES AND RELATED SHAREHOLDER MATTERS" is incorporated herein by reference.
         (e)      Not applicable.
         (f)      Not applicable.

Item 2.  Identity and Background.
         This Statement is being filed by: (i) Arrowhead, which is deemed to be an affiliate of the Issuer based upon its ownership interest in the Issuer as described below; (ii) the Issuer; and (iii) Mr. James Benenson, Jr., Chairman
of the Board and President of Arrowhead and Chairman of the Board of the Issuer.

         Arrowhead is the direct beneficial owner, as of the date hereof, of 141,419 Common Shares, or approximately 11.0% of the issued and outstanding Common Shares of the Issuer. Arrowhead is the owner of approximately 99.8% of the outstanding voting stock of Vesper Corporation ("Vesper"), a Pennsylvania corporation. Vesper is the direct beneficial owner, as of the date hereof, of 227,823 Common Shares, or approximately 17.7% of the issued and outstanding Common Shares of the Issuer. In addition to being Chairman of the Board of the Issuer and Chairman of the Board and President of Vesper and Arrowhead, James Benenson, Jr. owns 100% of the voting stock of Arrowhead. By reason of the foregoing and the additional ownership information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," which information is incorporated herein by reference, Mr. Benenson may be deemed to beneficially own, either directly or indirectly through his ownership and control of Arrowhead and Vesper, 732,169 Common Shares, or approximately 56.9% of the issued and outstanding Common Shares of the Issuer. Such shares have previously been defined herein as the "Affiliate Stock." Mr. Benenson, Arrowhead and Vesper are hereinafter sometimes collectively referred to herein as the "the Affiliates."

         The following is information concerning Arrowhead, Mr. James Benenson, Jr., and each of Arrowhead's executive officers and directors. Information concerning the Issuer is contained under Item 1 above.

2.1      (a)      Arrowhead Holdings Corporation.
         (b)      Organized under the laws of the State of Delaware. Arrowhead's principal executive offices are located at 11 Bala Avenue,
                  Bala Cynwyd, PA 19004.
         (c)-(d)  Private holding company.
         (e)-(f)  Arrowhead has not during the last five years (a) been involved in any criminal proceeding; or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
                                                      *  *  *
2.2      (a)      James Benenson, Jr., Chairman of the Board and President of
                  Arrowhead.
         (b)-(d)  The information set forth in the Proxy Statement under
                  "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE
                  OFFICERS OF THE COMPANY" is incorporated herein by reference.
         (e)-(f)  Mr. Benenson has not during the last five years (a) been convicted in any criminal proceeding; or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was
                  subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding
                  any violation of such laws.
         (g)      Mr. Benenson is a citizen of the United States.
                                                      *  *  *
2.3      (a)      Gerald J. Carroll, Vice President and Secretary of Arrowhead.
         (b)-(d)  The information set forth in the Proxy Statement under
                  "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE
                  OFFICERS OF THE COMPANY" is incorporated herein by reference.
         (e)-(f)  Mr. Carroll has not during the last five years (a) been convicted in any criminal proceeding; or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was
                  subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such
                  laws.
         (g)      Mr. Carroll is a citizen of the United States.
                                                      *  *  *
2.4      (a)      John V. Curci, Treasurer of Arrowhead.
         (b)      8221 Brecksville Road, Brecksville, OH 44141.
         (c)-(d)  Treasurer of Arrowhead.  Vice President, Treasurer and Chief
                  Financial Officer of Vesper. Treasurer and Assistant Secretary
                  of Penco Products, Inc., a Delaware corporation and wholly-
                  owned subsidiary of Vesper.  Assistant Treasurer and Assistant
                  Secretary of the Issuer.  Director of Starboard Data Services,
                  Inc., a wholly-owned subsidiary of the Issuer.
         (e)-(f)  Mr. Curci has not during the last five years (a) been convicted in any criminal proceeding; or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which is or was subject to a judgment, decree or final order enjoining further
                  violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such
                  laws.
         (g)      Mr. Curci is a citizen of the United States.
                                                      *  *  *

Item 3.  Past Contracts, Transactions or Negotiations.
         (a)(1) The information set forth in the Proxy Statement under "THE MERGER - Special Factors - Interests of Certain Persons in the Merger: Other" is incorporated herein by reference.
         (a)(2) The information set forth in the Proxy Statement under "THE MERGER - Special Factors - Background of the Merger; Purpose of the Merger" is incorporated herein by reference.
         (b) The information set forth in the Proxy Statement under "THE MERGER
- Special Factors - Background of the Merger; Purpose of the Merger" is incorporated herein by reference.

         Note: Other than the information incorporated herein by reference, there is no additional information or disclosure concerning Mr. Benenson individually which is required to be disclosed herein.

Item 4.  Terms of the Transaction.
         (a) The information set forth in the Proxy Statement under "THE MERGER" is incorporated herein by reference.
         (b) The 590,750 shares of Affiliate Exchange Stock will be exchanged for shares of Arrowhead common stock having an aggregate dollar value equal to the product of (x) the number of shares of Affiliate Exchange Stock, and (y) $1.32. The information set forth in the Proxy Statement under "THE MERGER - Special Factors - Interests of Certain Persons in the Merger: Treatment of Affiliate Stock" is incorporated herein by reference.

Item 5.  Plans or Proposals of the Affiliate.
         (a)-(g) The information set forth in the Proxy Statement under "THE MERGER - Special Factors - Plans for the Company After the Merger" is incorporated herein by reference.
         Note: Other than the information incorporated herein by reference, there is no additional information or disclosure concerning Mr. Benenson individually which is required to be disclosed herein.

Item 6.  Source and Amount of Funds or Other Consideration.
         (a) The information set forth in the Proxy Statement under "FINANCING OF THE MERGER" is incorporated herein by reference.
         (b) The information set forth in the Proxy Statement under "FINANCING OF THE MERGER" is incorporated herein by reference.
         (c)-(d) No part of the consideration to be paid by Arrowhead in exchange for the Common Shares which it will acquire will be borrowed.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.
         (a) The information set forth in the Proxy Statement under "THE MERGER
- Special Factors - Background of the Merger; Purpose of the Merger" is incorporated herein by reference.
         (b) The information set forth in the Proxy Statement under "THE MERGER
- Special Factors - Fairness of the Merger; Recommendation of the Board of Directors" is incorporated herein by reference.
         (c) The information set forth in the Proxy Statement under ""THE MERGER
- Special Factors - Background of the Merger; Purpose of the Merger" is incorporated herein by reference.
         (d) The information set forth in the Proxy Statement under "THE MERGER
- Special Factors - Interests of Certain Persons in the Merger" and "Certain Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.
         (a)-(f) The information set forth in the Proxy Statement under "THE MERGER - Special Factors - Fairness of the Merger; Recommendation of the Board of Directors"; "The Affiliates' Belief as to Fairness" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.
         (a)-(c) The information set forth in the Proxy Statement under "THE MERGER - Special Factors - Fairness Opinion" is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.
         (a) The information set forth in the Proxy Statement under "THE MERGER
- Special Factors - Interests of Certain Persons in the Merger" is incorporated herein by reference.
         (b) Not applicable.

Item 11. Contracts, Arrangements or Understanding with Respect to the Issuer's Securities.
         Other than the Plan which is referred to elsewhere herein and in the Proxy Statement, there are no other contracts, arrangements, understandings or relationships in connection with the transaction which is the subject of this Statement between Arrowhead or any of its executive officers or directors and any person with respect to any securities of the Issuer.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.
         (a) The 590,750 shares of Affiliate Exchange Stock will be exchanged for shares of Arrowhead common stock having an aggregate dollar value equal to the product of (x) the number of shares of Affiliate Exchange Stock, and (y) $1.32. All shares of Affiliate Stock will be voted in favor of the Merger for the reasons set forth in the Proxy Statement.
         (b) The information set forth in the Proxy Statement under "THE EXCHANGE - Special Factors - Fairness of the Exchange; Recommendation of the Board of Directors"; "The Affiliates' Belief as to Fairness" is incorporated herein by reference.

Item 13. Other Provisions of the Transaction.
         (a) The information set forth in the Proxy Statement under "RIGHTS OF DISSENTING SHAREHOLDERS" is incorporated herein by reference.
         (b)       Not applicable.
         (c)       Not applicable.

Item 14. Financial Information.
         (a) (1)-(2) The Financial Statements attached as Annex D to the Proxy Statement are incorporated herein by reference.
                  (3)-(4) The information set forth in the Proxy Statement under "SELECTED FINANCIAL INFORMATION AND CERTAIN PER SHARE DATA OF THE COMPANY" is incorporated herein by reference.
         (b)      Not applicable.

Item 15. Persons and Assets Employed, Retained or Utilized.
         (a)-(b) The information set forth in the Proxy Statement under "THE MERGER - Special Factors - Background of the Merger; Purpose of the Merger" and "CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" is incorporated herein by reference.

Item 16. Additional Information.
         Not applicable.

Item 17.  Material to be Filed as Exhibits.
         (a)      Not applicable.
         (b) Fairness Opinion and Valuation Analyses of American Maple Leaf Financial Corp., dated February 20, 1996, attached as Annex B to the Proxy Statement which is filed as Exhibit 17(d) hereto and incorporated herein by reference.
         (c) Agreement and Plan of Merger, dated February 20, 1996, attached as Annex A to the Proxy Statement which is filed as
                  Exhibit 17(d) hereto and incorporated herein by reference.
         (d) Preliminary Proxy Statement for Special Meeting of Shareholders of Bowline Corporation.
         (e) A detailed statement describing the appraisal rights of shareholders and the procedures for exercising such appraisal rights is set forth under the caption "RIGHTS OF DISSENTING SHAREHOLDERS" in the Proxy Statement which is filed as Exhibit 17(d) hereto and incorporated herein by reference. Such statement is qualified in its entirety by reference to Section 623 of the New York Business Corporation Law, as amended, copies of which are attached to the Proxy Statement as Annex C.
         (f)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 22, 1996        ARROWHEAD HOLDINGS CORPORATION



                                 By:  /s/  James Benenson, Jr.
                                      -----------------------------------------
                                      Name:  James Benenson, Jr.
                                      Title: Chairman of the Board and President

Dated:  February 22, 1996        BOWLINE CORPORATION


                                 By:  /s/  James Benenson, Jr.
                                      -----------------------------------------
                                      Name:  James Benenson, Jr.
                                      Title: Chairman of the Board



Dated:  February 22, 1996        /s/ James Benenson, Jr.
                                 -----------------------------------------
                                 JAMES BENENSON, JR.

                                  EXHIBIT INDEX



                                                                                          Page Number in
                                                                                   Sequential Numbering System
                                                                                   ---------------------------
99.17(d)    Preliminary Proxy Statement for Special Meeting of                                  14
            Shareholders of Bowline Corporation (with attachments)
